Exhibit 99.2

Press Release
Ceragon Reports Second Quarter 2014 – July 28, 2014

CERAGON NETWORKS REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS

Paramus, New Jersey, July 28, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist today reported results for the second quarter which ended June 30, 2014.

Revenues for the second quarter of 2014 were $90.4 million, about the same as the $90.1 million reported for the second quarter of 2013, and up 28% from $70.5 million in the first quarter of 2014.

Gross margin in accordance with US Generally Accepted Accounting Principles (GAAP) in the second quarter of 2014 was 26.3% of revenues, compared to 31.7% of revenues in the second quarter of 2013, and compared to 22.1% of revenues in the first quarter of 2014. Gross margin on a non-GAAP basis was 27.0% of revenues in the second quarter of 2014, compared to 32.4 % of revenues in the second quarter of 2013, and compared to 23.3 % of revenues in the first quarter of 2014.

Operating income on a GAAP basis in the second quarter of 2014 was $11.8 million, compared to an operating loss of $(4.6) million in the second quarter of 2013, and compared to an operating loss of $(17.1) million in the first quarter of 2014. On a non-GAAP basis, the operating loss was $(2.6) million in the second quarter of 2014, compared to an operating loss of $(2.8) million in the second quarter of 2013, and compared to an operating loss of $(10.8) million in the first quarter of 2014.

Net income on a GAAP basis for the second quarter of 2014 was $8.0 million or $0.15 per basic share and diluted share, primarily due to $16.8 million of non-recurring other income resulting from a settlement agreement with Eltek ASA. Net loss for the second quarter of 2013 was $(7.5) million, or $(0.20) per basic share and diluted share. Net loss for the first quarter of 2014 was $(27.0) million or $(0.51) per basic share and diluted share.

On a non-GAAP basis, net loss for the second quarter of 2014 was $(5.0) million, or $(0.10) per basic share and diluted share, compared to a non-GAAP net loss for the second quarter of 2013 of $(5.7) million, or $(0.15) per basic share and diluted share. The non-GAAP net loss for the first quarter of 2014 was $(12.9) million or $(0.25) cents per basic share and diluted share.

For reconciliations of GAAP to non-GAAP results, see the attached tables.

“We are pleased to report a continuation of the improved booking pattern that began in the first quarter, when bookings were 19% above the average quarterly bookings in 2013,” said Ira Palti, President and CEO of Ceragon. “Bookings in the second quarter were 30% higher than the 2013 quarterly average. This provides tangible evidence of a further improvement in revenues in the second half, compared with the first half of 2014. We are especially encouraged by the penetration of the new IP-20 platform, which accounted for 39% of total bookings during the first six months of 2014. We believe the second half of 2014 will mark the beginning of a sustainable uptrend in revenues, followed by a return to profitability with substantial operating leverage, based on a lower expense profile from the recent restructuring.

"In addition to the orders in hand from two quarters of very strong bookings, we expect significant additional orders during the second half of 2014 related to customers' modernization and expansion programs for which we have already been chosen as a vendor.   Therefore, with demand picking up faster with larger orders than we anticipated, we are moving immediately to raise additional equity capital in order to ensure that we have the necessary working capital and financial flexibility to fund our growth and avoid any potential liquidity issues."

Cash and cash investments at the end of the quarter were $36.4 million, including $16.8 million received during the second quarter pursuant to a settlement agreement with Eltek ASA.

In order to provide sufficient liquidity to maintain our operations and the expected level of growth from improved demand for our products, and in order to address the cash flow impact of the losses in the first half of 2014, the Company will be required to seek funding from external sources during the second half of 2014.  Delays in obtaining additional funding could also result in Ceragon requesting covenant waivers from its lenders.  Ceragon’s board of directors and management are confident in the Company’s ability to address these cash needs and, in this context, as mentioned above, the Company announced separately today that it intends to offer and sell its ordinary shares in an underwritten public offering pursuant to its existing shelf registration statement.

Supplemental geographical breakdown of revenue for the second quarter of 2014:

•	Europe:	16%

•	Africa:	19%

•	North America:	12%

•	Latin America:	22%

•	India:	17%

•	APAC:	14%

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1059  or international +1 (612) 234-9959 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone:  USA: (800) 475-6701; International: +1 (320) 365-3844; Access Code: 330547. A replay of both the call and the webcast will be available through August 28, 2014.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Ceragon uses non-GAAP measures of its financial results. Ceragon’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Ceragon’s ongoing core operations and prospects for the future. Historically, Ceragon has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in the tables attached to this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic, while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; risks associated with the ability of Ceragon to successfully complete its announced follow on public offering;  the risk that sales of Ceragon’s new IP-20 products will not meet expectations;, risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:		Media:
Aviram Steinhart or	Claudia Gatlin	Jonathon Gordon
+972 3 5431 443	+1 201 853 0228	+972 3 5431 480
avirams@ceragon.com	claudiag@ceragon.com	jonathang@ceragon.com

Ceragon Reports Second Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenues	$90,420	$90,084	$160,935	$180,181
Cost of revenues	66,607	61,545	121,543	124,182

Gross profit	23,813	28,539	39,392	55,999

Operating expenses:
Research and development	8,454	10,582	18,893	22,488
Selling and marketing	14,655	16,808	30,075	34,341
General and administrative	5,720	5,764	11,626	12,479
Restructuring costs	-	-	936	-
Other income	16,800	-	16,800	-

Total operating expenses	$12,029	$33,154	$44,730	$69,308

Operating income (loss)	11,784	(4,615)	(5,338)	(13,309)

Financial expenses, net	2,175	2,247	10,339	6,876

Income (loss) before taxes	9,609	(6,862)	(15,677)	(20,185)

Taxes on income	1,611	658	3,288	1,476

Net income (loss)	$7,998	$(7,520)	$(18,965)	$(21,661)

Basic net income (loss) per share	$0.15	$(0.20)	$(0.36)	$(0.59)
Diluted net income (loss) per share	$0.15	$(0.20)	$(0.36)	$(0.59)
Weighted average number of shares used in computing basic net income (loss) per share	52,457,168	36,806,059	52,457,168	36,673,228
Weighted average number of shares used in computing diluted net income (loss) per share	52,861,134	36,806,059	52,457,168	36,673,228

Ceragon Reports Second Quarter 2014 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2014	December 31, 2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,875	$42,407
Short-term bank deposits	388	446
Marketable securities	-	5,499
Trade receivables, net	145,878	131,166
Deferred taxes, net	6,141	7,198
Other accounts receivable and prepaid expenses	33,794	34,205
Inventories	61,784	64,239
Total current assets	279,860	285,160

NON-CURRENT ASSETS:
Marketable securities	4,121	3,985
Deferred tax assets, net	5,184	6,542
Severance pay and pension fund	7,103	7,065
Property and equipment, net	34,874	35,245
Intangible assets, net	6,183	7,213
Goodwill	15,110	14,935
Other non-current assets	7,381	5,826
Total non-current assets	79,956	80,811
Total assets	$359,816	$365,971

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term loan	$67,112	$46,922
Trade payables	78,396	77,979
Deferred revenues	9,015	7,968
Other accounts payable and accrued expenses	36,506	45,526
Total current liabilities	191,029	178,395

LONG-TERM LIABILITIES
Long term loan, net of current maturities	6,188	10,304
Accrued severance pay and pension	13,604	13,635
Other long term payables	29,869	28,559
Total long-term liabilities	49,661	52,498

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	141	141
Additional paid-in capital	360,112	357,989
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(679)	(1,569)
Accumulated deficits	(220,357)	(201,392)

Total shareholders' equity	119,126	135,078

Total liabilities and shareholders' equity	$359,816	$365,971

Ceragon Reports Second Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Cash flow from operating activities:
Net income (loss)	$7,998	$(7,520)	$(18,965)	$(21,661)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,530	3,733	6,908	7,771
Stock-based compensation expense	1,076	998	2,123	2,073
Decrease (increase) in trade and other receivables, net	(15,800)	2,812	(13,906)	26,464
Decrease in inventory, net of write off	1,420	4,539	3,029	7,402
Increase (decrease) in trade payables and accrued liabilities	6,139	(10,248)	(8,919)	(23,673)
Increase (decrease) in deferred revenues	3,946	(3,283)	1,047	(4,535)
Decrease in deferred tax asset, net	1,327	365	2,644	515
Other adjustments	(570)	(220)	271	(321)
Net cash provided by (used in) operating activities	$9,066	$(8,824)	$(25,768)	$(5,965)
Cash flow from investing activities:
Purchase of property and equipment	(3,328)	(4,802)	(6,178)	(7,697)
Investment in short-term bank deposits	-	(38)	-	(255)
Proceeds from short-term bank deposits	8	336	58	336
Proceeds from sale of available for sale marketable securities, net	-	301	5,161	301
Net cash used in investing activities	$(3,320)	$(4,203)	$(959)	$(7,315)

Cash flow from financing activities:
Proceeds from exercise of options	-	8	-	1,145
Proceeds from bank loans	2,080	13,690	20,190	16,690
Repayment of bank loans	(2,058)	(2,058)	(4,116)	(6,116)
Net cash provided by financing activities	$22	$11,640	$16,074	$11,719

Translation adjustments on cash and cash equivalents	52	$(510)	$121	$(630)
Increase (Decrease) in cash and cash equivalents	$5,820	$(1,897)	$(10,532)	$(2,191)
Cash and cash equivalents at the beginning of the period	26,055	46,805	42,407	47,099
Cash and cash equivalents at the end of the period	$31,875	$44,908	$31,875	$44,908

Ceragon Reports Second Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$90,420		$90,420	$90,084
Cost of revenues	66,607	(a) 562	66,045	60,940

Gross profit	23,813		24,375	29,144

Operating expenses:
Research and development	8,454	(b) 765	7,689	10,245
Selling and marketing	14,655	(c) 666	13,989	16,153
General and administrative	5,720	(d) 437	5,283	5,515
Other income	16,800	(e) 16,800	-	-

Total operating expenses	12,029		$26,961	$31,913

Operating income (loss)	11,784		(2,586)	(2,769)
Financial expenses, net	2,175		2,175	2,247

Income (loss) before taxes	9,609		(4,761)	(5,016)

Taxes on income	1,611	(f) 1,351	260	658

Net income (loss)	$7,998		$(5,021)	$(5,674)

Basic net earnings (loss) per share	$0.15		$(0.10)	$(0.15)

Diluted net earnings (loss) per share	$0.15		$(0.10)	$(0.15)

Weighted average number of shares used in computing basic net earnings (loss) per share	52,457,168		52,457,168	36,806,059

Weighted average number of shares used in computing diluted net earnings (loss) per share	52,861,134		52,457,168	36,806,059

Total adjustments		13,019

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.2 million of changes in pre-acquisition indirect tax positions, $60 thousand of stock based compensation expenses and $40 thousand of restructuring plan related costs in the three months ended June 30, 2014.

(b)	Research and development expenses include $0.3 million of restructuring plan related costs and $0.5 million of stock-based compensation expenses in the three months ended June 30, 2014.
(c)
Selling and marketing expenses include $0.2 million of amortization of intangible assets, $0.1 million of restructuring plan related costs and $0.3 million of stock based compensation expenses in the three months ended June 30, 2014.

(d)	General and administrative expenses include $0.2 million of restructuring plan related costs and $0.2 million of stock based compensation expenses in the three months ended June 30, 2014.
(e)	Other income represents net cash received as a result of an agreement with Eltek ASA to settle all claims related to the purchase of Nera from Eltek in January 2011.
(f)	Taxes on income include $1.4 million of non-cash tax adjustments in the three months ended June 30, 2014.

Ceragon Reports Second Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$160,935		$160,935	$180,181
Cost of revenues	121,543	(a) 1,428	120,115	122,282
Gross profit	39,392		40,820	57,899

Operating expenses:
Research and development	18,893	(b) 3,351	15,542	20,628
Selling and marketing	30,075	(c) 1,681	28,394	32,263
General and administrative	11,626	(d) 1,321	10,305	11,163
Restructuring costs	936	936	-	-
Other income	16,800	(e) 16,800	-	-

Total operating expenses	$44,730		$54,241	$64,054

Operating loss	5,338		13,421	6,155
Financial expenses, net	10,339	(f) 6,310	4,029	3,743

Loss before taxes	15,677		17,450	9,898

Taxes on income	3,288	(g) 2,841	447	1,476

Net loss	$18,965		$17,897	$11,374

Basic and diluted net loss per share	$0.36		$0.34	$0.31

Weighted average number of shares used in computing basic and diluted net loss per share	52,457,168		52,457,168	36,673,228

Total adjustments		1,068

(a)
Cost of revenues includes $0.6 million of amortization of intangible assets, $0.4 million of changes in pre-acquisition indirect tax positions, $0.1 million of stock based compensation expenses and $0.3 million of restructuring plan related costs in the six months ended June 30, 2014.

(b)	Research and development expenses include $2.4 million of restructuring plan related costs and $0.9 million of stock-based compensation expenses in the six months ended June 30, 2014.
(c)
Selling and marketing expenses include $0.4 million of amortization of intangible assets, $0.7 million of restructuring plan related costs and $0.6 million of stock based compensation expenses in the six months ended June 30, 2014.

(d)	General and administrative expenses include $0.8 million of restructuring plan related costs and $0.5 million of stock based compensation expenses in the six months ended June 30, 2014.
(e)	Other income represents net cash received as a result of an agreement with Eltek ASA to settle all claims related to the purchase of Nera from Eltek in January 2011.
(f)
Financial expenses include $4.1 million of currency devaluation in Venezuela and $2.2 million related to certain transactions to expatriate cash from Venezuela and Argentina in the six months ended June 30, 2014.

(g)	Taxes on income include $2.8 million of non-cash tax adjustments in the six months ended June 30, 2014.

Ceragon Reports Second Quarter 2014 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET INCOME (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Six months ended
	June 30, 2014

Reported GAAP net income (loss)	7,998	(18,965)

Stock based compensation expenses	1,076	2,123
Amortization of intangible assets	530	1,053
Restructuring expenses	667	5,107
Changes in pre-acquisition indirect tax positions	157	434
Currency devaluation in Venezuela	-	4,140
Expenses related to certain transactions to expatriate cash from Venezuela and Argentina	-	2,170
Non-cash tax adjustments	1,351	2,841
Income from settlement agreement with Eltek	(16,800)	(16,800)
Non-GAAP net income (loss)	(5,021)	(17,897)